Exhibit 99.1

Sunlands Technology Group Announces Unaudited Fourth Quarter and Full Year 2018

Financial Results

2018 full year net revenues increased by 103.5% year-over-year

2018 full year gross billings (non-GAAP) increased by 35.0% year-over-year
2018 full year new student enrollments1 increased by 35.6% year-over-year

BEIJING, March 22, 2019 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operational Highlights

•	Net revenues were RMB568.8 million (US$82.7 million), representing a 65.0% increase year-over-year.
•	Gross billings (non-GAAP) were RMB759.8 million (US$110.5 million), representing a 5.8% decrease year-over-year.
•	Gross profit was RMB490.3 million (US$71.3 million), representing an 84.8% increase year-over-year.
•

Net loss was RMB183.7 million (US$26.7 million), representing a 57.1% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenues, decreased to 32.3% from 124.1% in the fourth quarter of 2017.

•	New student enrollments were 119,746, representing a 10.8% decrease year-over-year.
•	As of December 31, 2018, the Company’s deferred revenue balance was RMB3,286.0 million (US$477.9 million).

Full Year 2018 Financial and Operational Highlights

•	Net revenues were RMB1,974.0 million (US$287.1 million), representing a 103.5% increase from the full year 2017.
•	Gross billings (non-GAAP) were RMB3,214.4 million (US$467.5 million), representing a 35.0% increase from the full year 2017.
•	Gross profit was RMB1,643.6 million (US$239.1 million), representing a 105.5% increase from the full year 2017.
•	Net loss was RMB927.0 million (US$134.8 million), representing a 0.9% increase from the full year 2017. Net loss margin decreased to 47.0% from 94.7% in the full year 2017.
•	New student enrollments were 526,014, representing a 35.6% increase from the full year 2017.

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, said, “2018 marked a year of strategic positioning and advancements for our Company. We completed our IPO, launched our AI-powered personalized study program, and broadened our graduate and post-graduate program offerings. We ended the year at the top end of our fourth quarter revenue guidance and narrowed our net loss margin.

“In 2018, we started to explore innovative ways to attract more students to our online learning platform. One of our biggest achievements was initiating free trials. By offering potential students our upgraded free trials with introductory seminars and free short-courses, we believe we can increase average gross billings, conversion rates and sales efficiency over the longer-term.

[1]New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with the Company).

“Our mission is to transform education with technology and innovation to make learning experiences enjoyable and rewarding.  In line with these ideals, in 2018, we also began pursuing more user-friendly marketing tactics to introduce potential students not only to Sunlands’ online STE platform, but to a broader range of our best-in-class programs. As we strengthen our brand awareness, we are capable of reaching a larger pool of prospective students who may benefit from our courses. In 2019, we will be focused on attracting more students to our platform by expanding our free trials with even more course offerings. We believe these initiatives will help develop online learning habits for more students, transferring them from offline to online, and enhance a stronger brand for Sunlands over the longer-term.

“As a pioneer in the massive and evolving online post-secondary and professional education market, we are dedicated to providing a comprehensive online continuing education ecosystem, powered by our proprietary software that is tailored to each student’s learning patterns. In 2019, we will look to further expand our business and gain market share. Empowered by our one-to-many live streaming model, we plan to broaden our course offerings to serve a larger student base and leverage our premier AI-technology and industry leading online education platform to create additional value for our students, teachers, partners and investors,” Mr. Liu concluded.

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, “The continuous growth in the number of students2 drove our growth in the fourth quarter, with our net revenues and gross profit increasing by 65.0% and 84.8%, respectively, year-over-year. Expanding our free trials with introductory seminars enabled us to enhance our sales productivity and efficiency, and our net loss margin decreased to 32.3% during the quarter from 124.1% in the fourth quarter of 2017. We plan to further invest in our growth by continuing to acquire and engineer best-in-breed content for our platform that supports our student acquisition efforts and maintains our leadership in the online post-secondary and professional education market.”

Financial Results for the Fourth Quarter of 2018

Net Revenues

In the fourth quarter of 2018, net revenues increased by 65.0% to RMB568.8 million (US$82.7 million) from RMB344.7 million in the fourth quarter of 2017. The increase was mainly driven by the growth in the number of students in the fourth quarter of 2018 compared to the fourth quarter of 2017, following new student enrollments continuous increase over the past years.

Cost of Revenues

Cost of revenues decreased by 1.1% from RMB79.4 million in the fourth quarter of 2017 to RMB78.5 million (US$11.4 million) in the fourth quarter of 2018.

Gross Profit

Gross profit increased by 84.8% to RMB490.3 million (US$71.3 million) from RMB265.3 million in the fourth quarter of 2017.

Operating Expenses

In the fourth quarter of 2018, operating expenses were RMB699.7 million (US$101.8 million), representing a 0.2% increase from RMB698.0 million in the fourth quarter of 2017.

Sales and marketing expenses increased by 2.5% to RMB530.1 million (US$77.1 million) in the fourth quarter of 2018 from RMB517.3 million in the fourth quarter of 2017. The increase was mainly due to increases in spending on branding and marketing activities, including investments in broadening Sunlands’ search engine and mobile application channels.

General and administrative expenses decreased by 15.5% to RMB142.6 million (US$20.7 million) in the fourth quarter of 2018 from RMB168.7 million in the fourth quarter of 2017. The decrease was mainly due to significant share-based compensation expenses recognized in the fourth quarter of 2017.

[2] Number of students for a given period refers to the total number of orders placed by students which remain in their respective service periods.

Product development expenses increased by 125.6% to RMB27.0 million (US$3.9 million) in the fourth quarter of 2018 from RMB11.9 million in the fourth quarter of 2017. The increase was primarily due to an increase in the number of employees and compensation paid to Sunlands’ course and educational content professionals and technology development personnel during the quarter.

Net Loss

Net loss for the fourth quarter of 2018 was RMB183.7 million (US$26.7 million), compared with RMB427.8 million in the fourth quarter of 2017.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB26.68 (US$3.88) in the fourth quarter of 2018.

Cash and Cash Equivalents and Short-term Investments

As of December 31, 2018, the Company had RMB1,248.8 million (US$181.6 million) of cash and cash equivalents and RMB1,028.6 million (US$149.6 million) of short-term investments, respectively, compared to RMB559.5 million of cash and cash equivalents and RMB353.1 million of short-term investments, respectively, as of December 31, 2017.

Deferred Revenue

As of December 31, 2018, the Company had deferred revenue balance of RMB3,286.0 million (US$477.9 million).

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB263.1 million (US$38.3 million) in the fourth quarter of 2018, compared to RMB307.2 million in the fourth quarter of 2017.

Financial Results for the Year of 2018

Net Revenues

For the year of 2018, net revenues increased by 103.5% to RMB1,974.0 million (US$287.1 million) from RMB970.2 million in the year of 2017. The increase was mainly driven by the growth in the number of students in the year of 2018 compared to 2017, following new student enrollments continuous increase over the past years.

Cost of Revenues

Cost of revenues increased by 94.0% from RMB170.3 million in the year of 2017 to RMB330.4 million (US$48.1 million) in the year of 2018. The increase was primarily due to the increase in compensation for our faculty members, which mainly included teachers and mentors, as we continued to retain our existing faculty members and attract new faculty members.

Gross Profit

Gross profit increased by 105.5% to RMB1,643.6 million (US$239.1 million) from RMB799.9 million in the year of 2017.

Operating Expenses

For the year of 2018, operating expenses were RMB2,672.5 million (US$388.7 million), representing a 54.7% increase from RMB1,727.6 million in the year of 2017.

Sales and marketing expenses increased by 59.3% to RMB2,152.8 million (US$313.1 million) from RMB1,351.8 million in the year of 2017. The increase was mainly due to increases in (i) our sales and marketing compensation; and (ii) spending on branding and marketing activities, including investments in broadening our search engine and mobile application channels.

General and administrative expenses increased by 29.4% to RMB443.7 million (US$64.5 million) from RMB342.9 million in the year of 2017.

Product development expenses increased by 131.3% to RMB76.0 million (US$11.1 million) from RMB32.9 million in the year of 2017.The increase was primarily due to an increase in compensation for our course and educational content professionals and technology development personnel during the quarter.

Net Loss

Net loss for the year of 2018 was RMB927.0 million (US$134.8 million), compared with RMB918.7 million in the year of 2017.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB147.27 (US$21.42) in the year of 2018.

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB518.4 million (US$75.4  million) and RMB398.9 million for the years ended  December 31, 2018 and 2017, respectively.

Outlook

For the first quarter of 2019, Sunlands currently expects net revenues to be between RMB550.0 million to RMB570.0 million, which would represent an increase of 35.3% to 40.3% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate for December 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 28, 2018, or at any other rate.

Conference Call and Webcast

Sunlands' management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on March 22, 2019, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Canada toll free:	+1-855-669-9657
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at http://www.sunlands.investorroom.com/

A replay of the conference call will be available 1 hour after the end of the conference call until March 29, 2019.

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10129493

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. With a one-to-many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: sunlands@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	559,459	1,248,810	181,632
Short-term investments	353,070	1,028,564	149,598
Prepaid expenses and other current assets	48,993	124,908	18,169
Amounts due from related parties	250,096	-	-
Deferred costs, current	55,073	180,657	26,275
Total current assets	1,266,691	2,582,939	375,674
Non-current assets
Property and equipment, net	525,288	559,511	81,377
Intangible assets, net	1,552	1,369	199
Deferred costs, non-current	43,187	146,610	21,324
Long-term investments	3,300	30,009	4,365
Other non-current assets	129,641	418,700	60,897
Total non-current assets	702,968	1,156,199	168,162
TOTAL ASSETS	1,969,659	3,739,138	543,836

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB223,298 and RMB241,204 as of
December 31, 2017 and December 31, 2018, respectively)	235,900	455,284	66,218
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs consilidatedrevenue,VIE without recourse without recourse to Sunlands Technology Group of RMB1,325,954 and
RMB1,765,085 as of December 31, 2017 and December 31, 2018, respectively)	1,325,954	1,765,085	256,721
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of RMB180,390
and nil as of December 31, 2017 and December 31, 2018, respectively)	240,390	61,540	8,951
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB nil as of December
31, 2017 and December 31, 2018)	-	32,500	4,727
Total current liabilities	1,802,244	2,314,409	336,617

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB784,474 and RMB1,520,940 as of December 31, 2017 and December 31,
2018, respectively)	784,474	1,520,940	221,212
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and RMB135 as of
December 31, 2017 and December 31, 2018, respectively)	-	17,147	2,494
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB nil as of
December 31, 2017 and December 31, 2018)	-	225,625	32,816
Total non-current liabilities	784,474	1,763,712	256,522
TOTAL LIABILITIES	2,586,718	4,078,121	593,139

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	292,000	-	-
Series B convertible redeemable preferred shares	601,605	-	-
Series B+ convertible redeemable preferred shares	131,104	-	-
TOTAL MEZZANINE EQUITY	1,024,709	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 4,329,000 and nil shares issued and outstanding
as of December 31, 2017 and December 31, 2018, respectively)	1	-	-
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; nil and 1,818,383 shares issued as of December 31, 2017 and December 31, 2018, respectively; nil and 1,773,301 shares
outstanding as of December 31, 2017 and December 31, 2018, respectively)	-	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; nil and 826,389 shares issued and outstanding
as of December 31, 2017 and December 31, 2018, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; nil and 4,265,286 shares issued and outstanding
as of December 31, 2017 and December 31, 2018, respectively)	-	1	-
Treasury stock	-	-	-
Additional paid-in capital	289,674	2,391,822	347,876
Accumulated deficit	(1,922,748)	(2,849,770)	(414,482)
Accumulated other comprehensive (loss)/income	(8,759)	118,827	17,283
Total Sunlands Technology Group shareholders’ deficit	(1,641,832)	(339,119)	(49,323)
Noncontrolling interest	64	136	20
TOTAL SHAREHOLDERS’ DEFICIT	(1,641,768)	(338,983)	(49,303)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	1,969,659	3,739,138	543,836

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2017	2018
	RMB	RMB	US$
Net revenues	344,657	568,799	82,728
Cost of revenues	(79,376)	(78,515)	(11,420)
Gross profit	265,281	490,284	71,308

Operating expenses
Sales and marketing expenses	(517,330)	(530,100)	(77,100)
Product development expenses	(11,948)	(26,956)	(3,921)
General and administrative expenses	(168,732)	(142,613)	(20,742)
Total operating expenses	(698,010)	(699,669)	(101,763)
Loss from operations	(432,729)	(209,385)	(30,455)
Interest income	6,753	23,421	3,409
Interest expense	-	(2,171)	(316)
Other income, net	170	1,179	171
Loss before income tax expenses	(425,806)	(186,956)	(27,191)
Income tax expenses	-	-	-
(Loss)/gain from equity method investments	(1,993)	3,288	478
Net loss	(427,799)	(183,668)	(26,713)

Less: Net loss attributable to noncontrolling interest	(78)	(1)	-

Net loss attributable to Sunlands Technology Group	(427,721)	(183,667)	(26,713)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(100.64)	(26.68)	(3.88)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	4,249,989	6,883,286	6,883,286

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2017	2018
	RMB	RMB	US$
Net loss	(427,799)	(183,668)	(26,713)
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(25,775)	1,820	265
Total comprehensive loss	(453,574)	(181,848)	(26,448)
Less: comprehensive loss attributable to noncontrolling
interest	(78)	(1)	-
Comprehensive loss attributable to Sunlands Technology
Group	(453,496)	(181,847)	(26,448)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Three Months Ended December 31,
	2017	2018
	RMB	RMB
Net revenues	344,657	568,799
Less: other revenues	(2,025)	(697)
Add: tax and surcharges	12,493	21,879
Add: ending deferred revenue	2,110,428	3,286,025
Less: beginning deferred revenue	(1,659,084)	(3,116,225)
Gross billings (non-GAAP)	806,469	759,781

Net loss	(427,799)	(183,668)
Add: income tax expenses	-	-
depreciation and amortization	2,813	8,013
interest expense	-	2,171
Less: interest income	(6,753)	(23,421)
EBITDA (non-GAAP)	(431,739)	(196,905)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018
	RMB	RMB	US$
Net revenues	970,162	1,973,985	287,104
Cost of revenues	(170,261)	(330,376)	(48,051)
Gross profit	799,901	1,643,609	239,053

Operating expenses
Sales and marketing expenses	(1,351,811)	(2,152,830)	(313,116)
Product development expenses	(32,862)	(76,022)	(11,057)
General and administrative expenses	(342,906)	(443,691)	(64,532)
Total operating expenses	(1,727,579)	(2,672,543)	(388,705)
Loss from operations	(927,678)	(1,028,934)	(149,652)
Interest income	13,578	70,355	10,232
Interest expense	-	(2,171)	(316)
Other income, net	276	32,090	4,667
Loss before income tax expenses	(913,824)	(928,660)	(135,069)
Income tax expenses	-	-	-
(Loss)/gain from equity method investments	(4,890)	1,710	249
Net loss	(918,714)	(926,950)	(134,820)

Less: Net (loss)/income attributable to noncontrolling interest	(136)	72	10

Net loss attributable to Sunlands Technology Group	(918,578)	(927,022)	(134,830)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(232.80)	(147.27)	(21.42)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	3,945,864	6,294,870	6,294,870

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Years Ended December 31,
	2017	2018
	RMB	RMB	US$
Net loss	(918,714)	(926,950)	(134,820)
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(8,759)	127,586	18,557
Total comprehensive loss	(927,473)	(799,364)	(116,263)
Less: comprehensive (loss)/income attributable to noncontrolling
interest	(136)	72	10
Comprehensive loss attributable to Sunlands Technology
Group	(927,337)	(799,436)	(116,273)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Years Ended December 31,
	2017	2018
	RMB	RMB
Net revenues	970,162	1,973,985
Less: other revenues	(5,978)	(6,961)
Add: tax and surcharges	34,712	71,779
Add: ending deferred revenue	2,110,428	3,286,025
Less: beginning deferred revenue	(727,569)	(2,110,428)
Gross billings (non-GAAP)	2,381,755	3,214,400

Net loss	(918,714)	(926,950)
Add: income tax expenses	-	-
depreciation and amortization	8,109	25,778
interest expense	-	2,171
Less: interest income	(13,578)	(70,355)
EBITDA (non-GAAP)	(924,183)	(969,356)